Great Plains Ethanol
27716 462nd Avenue
Chancellor, SD 57015

July 25, 2008

Mr. John Hartz

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549-7010

Re:	Great Plains Ethanol, LLC
File No. 0-49779

Mr. Hartz:

We are in receipt of your letter dated July 1, 2008, providing comments on our annual report filed on Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our reports, set forth below are each of your comments in chronological order immediately followed by our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Response:                                        Please see below.

Item 1, Description of Business, page 3

2.                                       Considering the nature of your raw materials and your end products, it appears that relevant market data concerning your basic inputs and outputs, will make the disclosures about your business more meaningful to readers, because such information will provide more context. Please provide disclosures showing the relevant market prices of the following items over time, including the three years presented:

• Ethanol

• Distillers Grains, by type;

• Corn; and

• Natural Gas

Response:                                        We believe that disclosing this type of information under Item 1 is more appropriate in and would be better served if placed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. One reason for this belief is that under Regulation S-K, Item 101, the disclosure of market price information is not required. Item 101, in the context of your comment, requires that we identify and describe our principal products and services, the methods of distribution, and the sources and availability of raw materials, all of which is disclosed between pages three and eight of our Form 10-K.  In addition, we believe that it is not industry practice to disclose this type of information under Item 1. In our survey of reports for many ethanol and agriculture-related companies, as well as a few large accelerated filer companies, we did not find this type of information disclosed in any fashion under Item 1. Thus, we believe a more appropriate area to discuss market-related information is under Management’s Discussion and Analysis of Financial Condition and Results of Operations, which we intend to commence more descriptively in all future filings as recommended in your comment #3. We hope that you concur with our position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

3.                                       We note that you include certain percentage increases and decreases in volumes for your revenues and cost of revenues. In future filings, in order to provide a more clear understanding of your revenues and cost of revenues, please present your actual volume and actual pricing information for each period presented for the following items:

• Volume sold and average selling price of ethanol;

• Volume sold and average selling price for each type of distiller’s grain;

• Volume used and average price per bushel of corn;

• Volume used and average price of natural gas.

Response:             We will present this information in all future filings.

4.                                       We note that your results of operations are materially impacted by the price of raw materials, in particular the price of corn. We also note general narrative disclosures concerning your use of derivatives and the overall impact of such instruments on pages 6, 19 and 38/39. However your discussions do not address the specific underlying reasons such instruments impacted each year by the amounts disclosed. In other words, there is no analysis as to why the increase in corn prices in 2007 was not offset and why the impact of your derivative contracts was also adverse (i.e., not an offset). For example, it is unclear whether your positions were too small relative to raw material needs, or whether your strategies and assumptions resulted in adverse impacts. Similarly, during a period of low corn prices in 2006, you were also adversely impacted by the use of such instruments, as shown on page F-7.

We also note that in the first quarter of 2008, a period of increasing prices, you again were adversely impacted by almost $10 million dollars. You do not explain why there was such a large impact from your derivatives or why your hedges offset, in part, the price increase in the comparable period in 2007.

On page 39 of your Form 10-K, you quantify a 10% adverse change in natural gas and corn prices. The potential impact is disclosed as $883,905 at December 31, 2007. We also note that you recorded an increase to cost of revenues of $9,869,686 related to your derivative contracts in the three months ended March 31, 2008. As noted above, please explain further. Comparative analysis should take into account all activities for each period. Considering how important such instruments are to your results of operations, their impact should be carefully analyzed. Please explain to us and revise future filings to provide transparent analysis explaining to readers the impact of derivatives for each year and the most recent quarter, and underlying reasons for such impact.

As part of your explanation, provide us with more thorough and transparent explanation of the positions that resulted in the margin calls triggered by the corn price increases in the first quarter of 2008. Please also disclose the potential impact on your liquidity and capital resources if there are additional margin calls as well as adequacy of funds available to cover future margin calls.

Finally, at each reporting date, you should report the notional amount of your derivatives by type, the basic terms of your contracts, and in MD&A explain your basic hedge positions with regards to raw materials costs as of the reporting date.

Response:                                        We have revised our “Cost of Revenues” sections, beginning on page 29 and 30, because of your direct and implied references to seeing changes made to MD&A, and in effort to clarify the impact of our risk management, including derivatives, on Cost of Revenues. Before discussing below, please note that our use of derivatives, namely the use of options and futures on the CBOT, is only one part of our risk management program. Our program also includes the use of forward or market-to-arrive contracts, whereby we contract with local producers on the future delivery of corn, and net realizable value on corn inventories. While our use of derivatives by itself may have adversely affected our cost of revenues for the years ended 2007 and 2006, and quarter ended March 31, 2008 (please see Response #5), our use of other risk management instruments, particularly our forward contracts, offset this increase and lowered the extent of the overall increase in corn costs caused by rising market prices.

Cost of Revenues (page 29).

Cost of revenues, which includes production expenses, increased $27.9 million, or 40.7%, to $96.6 million for the year ended December 31, 2007, from $68.6 million for the year ended December 31, 2006.  Cost of revenues increased primarily due to a $27.71 million, or 87.3%, increase in corn costs, offset by a $212,400, or 4.1%, decrease in chemical costs, a $248,300, or 5.9%, decrease in denaturant costs, and a $1.46 million, or 10.3%, decrease in natural gas costs.

Corn costs increased $27.71 million from the year ended December 31, 2006 to $59.43 million for the year ended December 31, 2007, due to a significant change in the market price of corn. The average local market price of corn, which is the price we pay to local producers for corn, increased $1.29, or 59.1%, from $2.18 per bushel in 2006 to $3.47 per bushel in 2007. The market price increased due to a low corn carryout at the end of 2006, a decrease in supply of corn globally, and an increase in demand for corn from the growing ethanol industry and countries like China and India.

The use of an effective risk management strategy in 2007, particularly the net effect of the use of futures and options contracts, forward or market-to-arrive contracts, and net realizable value of corn inventories, offset in part the increase in corn costs caused from the market by $703,307; that is, without risk management, our corn costs would have been $703,307 higher.   As part of our risk management program, we attempt to minimize the effects of volatility of corn prices by the use of hedging instruments, including the purchase of futures and options on the Chicago Board of Trade (CBOT) and entering into forward or market-to-arrive contracts with local producers. With forward contracts, we contract with local producers for the future delivery of corn by locking in the supply and delivery at a price at the time at which the contract is entered. If the contracted price is lower than the market price at the end of the period, we recognize a gain; conversely, if the contracted price is higher than the market price, we recognize a loss. With futures and options, we hedge forward contracts by selling futures. The price we pay for corn is then established at a later date when futures contracts are eventually bought back. Futures and options are also utilized to create a synthetic form of ownership, unrelated to the hedging (selling futures) of forward contracts.

Unrealized gains and losses from all risk management instruments at the end of each period, which result from a change in market value, are recognized in cost of revenues as the changes occur. Unrealized gains are recognized as a decrease in cost of revenues while unrealized losses are recognized as an increase in cost of revenues. Inventories and forward contracts are recorded at net realizable value so that gains or losses on derivative contracts (i.e. futures and options), are offset by gains or losses on inventories and forward contracts.  In 2007, our $2.8 million in losses from hedging were offset primarily by a change in the market value of our forward contracts. At the beginning of the year, we purchased through forward contracts a significant amount of corn at lower prices compared to the rising market price of corn during the remainder of the year. This difference in value between the forward contract price and the actual market price at the end of the period resulted in us recognizing gains on these contracts which helped offset the derivative losses.

Chemical costs decreased from 2006 to 2007 due to product purchase discounts, which we acquired through bulk purchasing with other ethanol plants management by POET.  Denaturant costs decreased for the same period due to a reduction in overall usage which resulted from the reduction of the percentage of denaturant blended with ethanol.  Natural gas costs decreased due to a 2.6% decrease in cost per decatherm, which represented $334,800 of the overall decrease in natural gas costs.

Cost of Revenues (page 30).

Cost of revenues, which includes production expense, increased $3.2 million, or 4.95%, to $68.6 million for the year ended December 31, 2006 from $65.4 million for the year ended December 31, 2005. The increase in costs of revenues is primarily attributed to an increase in costs for denaturant, processing chemicals and freight, offset by a decrease in natural gas costs. Corn costs between periods remained relatively constant between periods, increasing only $288,300. Corn costs remained constant between periods because the annual market price of corn only increased $0.19 per bushel.

Denaturant costs increased $1.25 million, or 42.9%, from December 31, 2005 to the year ended December 31, 2006 as a result of increased production and increase in general usage. Similarly, processing and chemical costs increased $1.28 million, or 33.9%, due to an increase in production and conversion to BPX™ technology. In addition, freight costs for transporting distillers grains increased $1.16 million, or 25.7%, due to an increase in surcharges and expenses imposed by the Burlington Northern Santa Fe Railroad. In contrast, natural gas costs decreased $622,000, or 4.2%, due to a decrease in the price of crude oil and a less active hurricane season compared to 2005.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

5.                                       Please address the above comments in your interim filings as well.

Response:                                        Please see our response in comment #4. Also, similar to response #4 above, by way of explanation to the Commission, we have revised the “Cost of Revenues,” and part of “Liquidity and Capital Resources,” beginning on page 19, to state the following:

Cost of Revenues (page 19)

Cost of revenues, which includes production expenses, increased $5.6 million, or 23.7%, to $29.2 million for the three months ended March 31, 2008 from $23.6 million for the three months ended March 31, 2007. Cost of revenues increased between periods primarily due to a $6.56 million, or 45.0%, increase in corn costs from $14.56 million for the three months ended March 31, 2007 to $21.12 million for the three months ended March 31, 2008.  On a lesser scale, cost of revenues were affected by a $788,600, or 24.8%, increase in natural gas costs and a $367,800, or 32.3%, increase in chemical costs.

Corn costs increased from the three months ended March 31, 2007 to the three months ended March 31, 2008 due to an increase in the market price of corn, and an increase in production volume following expansion. Due to expansion, we processed 5.01 million bushels of corn for the three months ended March 31, 2008 compared to 4.29 million bushels for the three months ended March 31, 2007, a 16.9% increase.  In addition, the quarterly average price of corn increased $0.92 per bushel, or 27.1%, between periods. The average local market price of corn, which is the price we pay to local producers for corn, was $4.96 per bushel for the three months ended March 31, 2008. The price of corn continued to be impacted by an increase in demand for corn nationally and globally, concerns over low carryout from 2007 and delays in spring planting.

The use of an effective risk management strategy, particularly the net effect of the use of futures and options contracts, forward or market-to-arrive contract, and net realizable value of corn inventories, offset in part the increase in corn costs caused from the market by $3.21 million. Hedging losses ($9.86 million) caused by selling futures to defer the pricing of forward contracts to a later date were offset by significant gains in the market value of our forward contracts.  These gains resulted from the purchasing of corn under these contracts at a lower price compared to the actual market price as of March 31, 2008.

Natural gas costs increased $788,600 from the three months ended March 31, 2007 to the three months ended March 31, 2008 due to a 17.2% increase in the average price of natural gas and a 6.1% increase in volume used.  The increase in price is principally due to the continued rise in crude oil prices.  Natural gas volume also increased due to an increase in production following expansion.

Liquidity and Capital Resources (page 19)

Cash Flow from Financing Activities- The increase in cash flow from financing activities is primarily due to advances on our debt financing used to pay for our plant expansion and solid waste fuel boiler projects, plus advances on our line of credit.  In addition, we received an advance of $6.3 million from POET, LLC on January 14, 2008, which we repaid on March 6, 2008. The advance from POET was necessary because we did not have sufficient cash available, either from operations or our existing line of credit, to cover margin calls made in our commodities account with our broker. An increasing number of calls were made during the first quarter of 2008 because the price of corn futures on the CBOT was trading at record highs, resulting in additional monies needed to fund and maintain our hedge positions. In a market where futures prices move aggressively, additional capital is required to margin the futures losses. In the future, however, we do not anticipate having insufficient cash or capital resources to cover future calls as we obtained from our lender, AgCountry, a second $15.0 million line of credit on February 20, 2008.

General Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Indebtedness, page 20

6.                                       We note that you violated the owner’s equity ratio covenant of your Credit Agreement and that you were granted a waiver on May 14, 2008. Please confirm that there are no other violations related to any other debt. Tell us whether your other debt is subject to cross-default conditions that may be impacted by the violation to the Credit Agreement. Please also disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. Please provide a tabular presentation of each required ratio with the corresponding actual ratio as of each reporting date.

Response:                                        There are no other violations related to any other debt, and our debt is not subject to cross-default conditions. In addition, the “Indebtedness” section of the Form 10-Q for the three months ended March 31, 2008, is revised to add the following:

If we are unable to comply with any material covenant in the future, or are unable to obtain a waiver again, AgCountry may deem us in default under our Credit Agreement. In the event of default, AgCountry has the right to accelerate the payment of all outstanding principal or foreclose on the loan. If AgCountry were to declare us in default and accelerate payment, we would not have the necessary cash to repay the outstanding principal ($88.81 million as of March 31, 2008) and would need to seek additional sources of financing to repay the loan. The following table represents the financial ratios required under our Credit Agreement and our actual ratios as of March 31, 2008:

Compliance Summary

		Actual as of
	Requirement	3/31/08	In Compliance
Fixed Charge Coverage Ratio	1.15	3.72	Yes
Working Capital	5,000,000	20,616,481	Yes
Tangible Net Worth	70,000,000	74,049,336	Yes
Capital Expenditures	2,000,000	71,337	Yes
Owner’s Equity Ratio	45.00%	40.45%	No
Current Ratio	1.20	1.65	Yes

In connection with our response to the Commission’s review letter, we acknowledge and understand all of the following:

1.               That we are responsible for the adequacy and accuracy of the disclosure in our filings;

2.               That the Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our response to your review letter. We hope that our revisions and comments have satisfied your concerns and questions. We also appreciate the extension of time to file a response and the opportunity to improve the disclosure to our reports filed with the Commission. We look forward to working with you in resolving these issues. If you have any further questions or comments, please contact me at (605) 647-0040 or our attorney, Chris Lent, at (605) 336-3890. Thank you for your patience and courtesies.

Sincerely,

GREAT PLAINS ETHANOL, LLC

/s/ Rick Serie
Rick Serie, CEO